[PHOTO OMITTED]

MANAGEMENT'S DISCUSSION & ANALYSIS
Q3 2006

ALGONQUIN
[LOGO OMITTED] POWER
               INCOME FUND

                                                            Third Quarter Report
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MANAGEMENT'S DISCUSSION AND ANALYSIS

[All figures are in thousands of dollars, except per unit values]

Algonquin Power Income Fund (the "Fund") has prepared the following discussion and analysis to provide information to assist its unitholders' understanding of the financial results for the three and nine months ended September 30, 2006.
This discussion and analysis is supplemental to and should be read in conjunction with the Fund's unaudited interim consolidated financial statements for the three and nine months ended September 30, 2006 as well as the audited consolidated financial statements and the related Management's Discussion and
Analysis contained in the 2005 Annual Report.

The Fund's financial statements are prepared in accordance with accounting principles generally accepted in Canada. The Fund's reporting currency is the
Canadian dollar. This material is available on SEDAR at www.sedar.com and on the
Fund's website at www.AlgonquinPower.com. Additional information about the Fund, including the Annual Information Form for the year ended December 31, 2005, can be found on SEDAR at www.sedar.com.

This Management's Discussion and Analysis is based on information available to management as of November 7, 2006.

FORWARD-LOOKING DISCLAIMER

Certain statements contained in the information herein are forward-looking and reflect the views of the Fund and Algonquin Power Management Inc. (the
"Manager") with respect to future events. Since forward-looking statements address future events and conditions, by their very nature, they involve inherent risks and uncertainties. Forward-looking statements are not guarantees of the Fund's future performance or results and are subject to various factors, including, but not limited to, assumptions such as those relating to: the performance of the Fund's assets, commodity market prices, interest rates, and environmental and other regulatory requirements. Although the Fund and its
Manager believe that the assumptions inherent in these forward-looking statements are reasonable, undue reliance should not be placed on these statements, which apply only as of the dates hereof. The Fund and its Manager are not obligated nor do either of them intend to update or revise any forward-looking statements, whether as a result of new information, future developments or otherwise.

 KEY FINANCIAL INFORMATION

                                        THREE MONTHS ENDED    NINE MONTHS ENDED
                                           SEPTEMBER 30         SEPTEMBER 30
                                          2006       2005       2006       2005
--------------------------------------------------------------------------------
REVENUES                                51,109     42,790    147,677    128,406
NET EARNINGS                             5,001      9,462     26,159     12,871
DISTRIBUTION TO UNITHOLDERS             17,443     16,015     49,474     48,045
CASH AVAILABLE FOR DISTRIBUTION*        17,566     14,601     50,014     45,137
PER TRUST UNIT
  Net earnings                            0.07       0.14       0.36       0.18
  Distribution to unitholders             0.23       0.23       0.69       0.69
  Cash available for distribution*        0.23       0.21       0.70       0.65

*     Non-GAAP measurement, see 'Cash Available for Distribution' in this
      Management's Discussion and Analysis.

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Third Quarter Report
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For the quarter ended September 30, 2006, the Fund reported total revenue of
$51.1 million as compared to $42.8 million during the same period in 2005.
Revenue for the third quarter of 2006 increased from the same period in the prior year primarily due to the acquisition of the St. Leon Wind Energy facility
("St. Leon"), continued organic growth in the Infrastructure Division combined with the positive impact of the water distribution and waste-water facilities purchased during 2005. These factors were partially offset by a stronger
Canadian dollar as compared to the same period in 2005.

For the nine months ended September 30, 2006, the Fund reported revenue of
$147.7 million as compared to $128.4 million during the same period in 2005.
Revenue for the nine months ended September 30, 2006 increased due to increased energy generated as a result of improved long term average hydrology experienced in the Hydroelectric Division, the Fund's decision to close the Sanger Facility for a six month period and sell natural gas at favourable rates, combined with the reasons indicated in the discussion of the third quarter results above. A more detailed analysis of these factors is presented within the divisional analysis.

For the quarter and nine months ended September 30, 2006, the average US exchange rate dropped by approximately 7% from the same periods in 2005. As such, any quarterly variance to revenue or expenses, in local currency, at any of the Fund's US entities may be distorted by a change in the average exchange rate, upon conversion to the Fund's reporting currency. Although the stronger
Canadian dollar has an impact on both revenue and expenses generated by its US subsidiaries, the Fund has foreign exchange forward contracts in place, which partially mitigate the impact on cash available for distribution.

For the quarter ended September 30, 2006, net earnings were $5.0 million as compared to $9.5 million during the same period in 2005. Net earnings for the third quarter of 2006 decreased from the same period in 2005 due to lower unrealized foreign exchange gains on US dollar denominated debt, increased expected future income taxes and increased interest expense. These factors were partially offset by earnings from the St. Leon facility.

Net earnings for the nine months ended September 30, 2006 were $26.2 million as compared to $12.9 million during the same period in 2005. Net earnings for the nine months ended September 30, 2006 increased from the same period in 2005 due to increased energy generated as a result of improved hydrology, the addition of earnings from the St. Leon facility, continued growth in the Infrastructure
Division and a reduction in expected future income taxes. Additionally, the 2005 results included a write-down of the Fund's investment in the Crossroads facility. A more detailed analysis of these factors is presented within the divisional analysis.

Net earnings per trust unit were $0.07 in the quarter ended September 30, 2006 as compared to $0.14 during the same period in 2005. For the nine months ended
September 30, 2006, net earnings per trust unit were $0.37 as compared to $0.18 during the same period in 2005.

The Fund generated $0.23 per trust unit of cash available for distribution for the quarter ended September 30, 2006, as compared to $0.21 per trust unit during the same period in 2005. During the third quarter of 2006, the Fund maintained distributions at $0.23 per trust unit, consistent with the same period in 2005.
In the nine months ended September 30, 2006, the Fund generated $0.70 per trust unit of cash available for distribution as compared to $0.65 during the same period in 2005. The Fund distributed $0.69 per trust unit, consistent with the same period in 2005.

                                                            Third Quarter Report
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The term 'cash available for distribution' is used throughout this Management's
Discussion and Analysis. Management uses this calculation to monitor the amount of cash generated by the Fund as compared to the amount of cash distributed by
She Fund. The term 'cash available for distribution' is not a recognized measure under accounting principles generally accepted in Canada. The Fund's method of calculating 'cash available for distribution' may differ from methods used by other companies and accordingly may not be comparable to similar measures presented by other companies. A calculation and analysis of 'cash available for distribution' can be found in this Management's Discussion and Analysis.

At the beginning of the third quarter, the Fund completed the acquisition of all of the outstanding partnership units of AirSource Power Fund I LP ("AirSource")
and as a result acquired the St. Leon facility. Under the offer, the Fund issued a total of 2,382,978 Fund units and Algonquin (AirSource) Power LP, an affiliate of the Fund, ("Algonquin AirSource") issued a total of 4,070,372 exchangeable units. During the third quarter 2006, approximately 487,000 Algonquin AirSource
Units were exchanged for approximately 478,000 Fund Units. Total unit purchase price, including acquisition costs, was $61.1 million. Algonquin AirSource units provide the holder with the distribution privileges equivalent to what they would receive if the units were exchanged for Fund trust units, as long as
AirSource generates adequate cash flow. Algonquin AirSource units are exchangeable into Fund trust units at the holder's option at the rate of one
Algonquin AirSource unit for 0.9808 Fund trust units.

OUTLOOK

Management anticipates that the Fund's four divisions will continue to generate cash available for distribution for the remainder of 2006 in line with distributions to unitholders. Management also expects that continued organic growth in the water distribution and waste-water business, continued average long term hydrologic conditions, the achievement of projections at the St. Leon facility, improvements at the Algonquin Power Energy-from-Waste facility
("EFW"), and the continued stable performance of the Cogeneration Division, coupled with no unforeseen events will enable the Fund to achieve current levels of cash available for distribution.

Management continues to identify opportunities to optimize the performance of its portfolio as well as ensuring that the recently acquired facilities including the St. Leon facility and water distribution and waste-water facilities are integrated into the Fund's operations. Management is integrating the recent acquisition of AirSource into the operations of the Alternative Fuels
Division.

The Fund maintains continuous health and safety training for all its operations and maintenance staff. All of the Fund's facilities are in compliance in all material respects with local and federal environmental regulations.

Management will continue to further invest in information technology to reduce administrative costs by continuing the implementation of supply chain management systems and integrated billing and customer protocols.

In keeping with the emerging Ontario Securities Commission requirements, management continues to move towards the completion of the review and documentation of its controls and procedures for annual certification of the financial statements.

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Third Quarter Report
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[LOGO OMITTED] HYDROELECTRIC DIVISION

                                 THREE MONTHS ENDED        NINE MONTHS ENDED
                                    SEPTEMBER 30              SEPTEMBER 30
                                    2006         2005         2006         2005
--------------------------------------------------------------------------------
PERFORMANCE (MW-HRS SOLD)
 Quebec Region                    61,073       55.044      217,146      187,008
 Ontario Region                   23,195       17,504       91,141       71,779
 New England Region               13,101        9,117       61,889       60,479
 New York Region                  14,959        5,381       63,466       44,276
 Western Region                   21,018       30,228       50,508       61,784
                               -------------------------------------------------
 Total                           133,346      117,274      484,150      425,326

REVENUES
Energy sales                   $   8,765    $   8,679    $  33,406    $  30,230
EXPENSES
Operating expenses             $  (4,109)   $  (4,342)   $ (12,138)   $ (11,044)
Other income                         154           84        1,021          407
DIVISION OPERATING PROFIT
 (incl. other income)          $   4,810    $   4,421    $  22,289    $  19,593

For the quarter ended September 30, 2006, revenue in the Hydroelectric Division was $8.8 million as compared to $8.7 million during the same period in 2005.
During the third quarter of 2006, the Hydroelectric Division generated electricity equal to 91% of long term averages as compared to 82% during the same period in 2005. In the Ontario region, energy production improved to 72% of long term averages as compared to 54% for the same period in 2005, primarily due to improved hydrology at the Long Sault facility. Generated electricity in the
New York and the New England regions was higher than the same period in 2005 as as result of improved hydrology experienced in these regions during the third quarter. The Quebec region as also experienced improved energy production due to improved hydrology as compared to the same period in 2005. The increase in revenue was also a result of improved energy rates at the Canadian facilities, partially offset by lower average energy rates at the US facilities and the impact of a stronger Canadian dollar.

For the nine months ended September 30, 2006, revenue from the Hydroelectric
Division was $33.4 million as compared to $30.2 million during the same period in 2005. During the nine months ended September 30, 2006, the Hydroelectric
Division generated electricity equal to 98% of long term averages as compared to
87% of long term averages during the same period in 2005.

Operating expenses decreased to $4.1 million for the quarter ended September 30,
2006 as compared to $4.3 million during the same period in 2005. The decrease in operating expenses was primarily due to lower expenses, in Canadian dollars, from its US operations, as the result of a stronger Canadian dollar, partially offset by an increase in repair and maintenance projects initiated in the quarter as compared to the same period in 2005.

For the nine months ended September 30, 2006, operating expenses were $12.1 million as compared to $11.0 million in the prior year. The increase in operating expenses was primarily due to an increase of $0.7 million in repair and maintenance projects for the division initiated in the period as compared to the same period in 2005, partially offset by lower expenses from its US operations as the result of a stronger Canadian dollar.

                                                            Third Quarter Report
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For the quarter ended September 30, 2006, the Hydroelectric Division's operating profit increased to $4.8 million as compared to $4.4 million during the same period in 2005. For the nine months ended September 30, 2006, operating profit increased to $22.3 million as compared to $19.6 million during the same period in 2005. 5ince energy generation was below long term averages due to hydrology.
for the quarter ended September 30, 2006, operating profit was below management's expectations.

OUTLOOK

The Fund's 2006 forecast production is based on long term hydrological conditions. The Fund's hydroelectric facilities located in the New York, New
England and Quebec regions are expected to perform near long-term averages during the fourth quarter of 2006. The Fund's facilities located in northern
Ontario and Alberta are expected to perform below long-term averages during the fourth quarter due to below average hydrologic conditions expected in these regions.

The Fund will continue to seek accretive hydroelectric acquisitions throughout the remainder of 2006, with emphasis placed on the acquisition of facilities that provide diversification of regional hydrologic and market conditions.

Certain hydroelectric generating facilities owned by the Fund qualify for consideration as "green" energy and the Fund continues to pursue revenue opportunities presented by the emerging markets for renewable energy credits in the United States and the trading of greenhouse gas credit emissions in Canada.
The Fund is also pursuing longer term power purchase agreements for the sale of energy from those facilities that are currently selling electricity in the open market.

[LOGO OMITTED] COGENERATION DIVISION

                                             THREE MONTHS ENDED        NINE MONTHS ENDED
                                                SEPTEMBER 30              SEPTEMBER 30
                                                 2006        2005         2006         2005
-------------------------------------------------------------------------------------------

PERFORMANCE (MW-HRS SOLD)                     129,706     133,993      345,565      399,020
REVENUES
 Energy sales                               $  18,512   $  19,164    $  50,355    $  56,123
 Other revenue                                    806          --        8,186           --
                                            -----------------------------------------------
 TOTAL REVENUE                              $  19,318   $  19,164    $  58,541    $  56,123

EXPENSES
 Operating expenses                         $(12,451}   $ (12,351)   $ (39,723)   $ (38,294)
 Interest and dividend income                     732         753        2,650        2,196
DIVISION OPERATING PROFIT (incl. interest
 and dividend income)                       $   7,599   $   7,566    $  21,468    $  20,025

For the quarter ended September 30, 2006, revenue from the Cogeneration Division totaled $19.3 million as compared to $19.2 million during the same period in
2005. For the quarter ended September 30, 2006, the division's production decreased as compared to the same period in 2005. Production in the third quarter decreased as a result of lower production at the Windsor Locks and
Crossroads facilities, offset by increased production at the Sanger facility, as compared to the same period in 2005. The decrease in energy sales revenue resulted from lower production, as noted above, and lower revenue, in Canadian dollars, as the result of a stronger

                                                                               9

Third Quarter Report
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Canadian dollar. These effects were partially offset by higher energy rates at the Windsor Locks and Crossroads facilities where increased fuel costs are passed on to the customer in the form of higher energy prices.

For the nine months ended September 30, 2005, revenue was $58.5 million as compared to $56.1 million during the same period in the prior year. The decrease in energy sales is attributable to reduced production at the Windsor Locks facility due to the planned overhaul and at the Sanger facility due to the sale of natural gas, as well as lower revenue as the result of a stronger Canadian dollar. These decreases were partially offset by improved energy rates. Other revenue primarily consists of sales of natural gas at the Sanger facility during the first half of 2006 and revenue from Dyna Fibers Inc. for the first nine months of 2006.

The Fund earned $0.7 million in dividend income from its portfolio investments during the third quarter, consistent with the same period in 2005. The Fund earned $2.7 million from its portfolio investments for the nine months ended
September 30, 2006 as compared to $2.2 million from the same period in 2005.

For the quarter ended September 30, 2006, operating expenses increased to $12.5 million as compared to $12.4 million during the same period in 2005. Operating expenses increased as a result of higher gas prices, partially offset by lower operating expenses, in Canadian dollars, due to a stronger Canadian dollar.

For the nine months ended September 30, 2006, operating expenses increased to
$39.7 million from $38.3 million as compared to the same period in 2005, primarily due to higher utility and fuel expenses of $2.2 million. These increases were partially offset by lower expenses, in Canadian dollars, due to a stronger Canadian dollar.

For the quarter ended September 30, 2006, operating profit remained consistent at $7.6 million as compared to the same period in 2005. Operating profit for the nine months ended September 30, 2006 was $21.5 million as compared to $20.0 million during the same period in 2005. Operating profit in the Cogeneration
Division for the third quarter met management's expectations.

OUTLOOK

The Fund's Sanger facility is scheduled for a planned 14 day preventative maintenance inspection during the fourth quarter of 2006. The facility is expected to continue to meet management's expectations throughout the quarter.
The recommendation for the replacement of the existing gas turbine at the Sanger facility with a newer, more efficient unit has been approved and the project is estimated for completion during the fourth quarter of 2007. Expected benefits of replacing the turbine include higher efficiency, lower fuel usage, and greater ease of maintenance as well as supplying additional capacity and energy demands to the California energy market and a significant extension of the useful life of the facility.

The Fund is waiting for regulatory approval to exercise the buy-down option of the Power Purchase Agreement at the Crossroads facility. The decision by the regulator is expected during the fourth quarter.

In the fourth quarter, the division's facilities are expected to perform in line with management's expectations.

                                                            Third Quarter Report
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[LOGO OMITTED] ALTERNATIVE FUELS DIVISION

                                            THREE MONTHS ENDED        NINE MONTHS ENDED
                                               SEPTEMBER 30              SEPTEMBER 30
                                               2006         2005         2006         2005
-------------------------------------------------------------------------------------------

PERFORMANCE (MW-HRS SOLD)                   123,163       50,033      240,541      156,197
PERFORMANCE (TONNES OF WASTE PROCESSED)      38,182       32,855      115,498      104,387
REVENUES
  Energy sales                            $   4,309    $   3,933    $  12,575    $  11,848
  Waste disposal sales                        3,511        2,983       10,647        9,335
  Other revenue                               5,642           --        5,642           --
                                          ------------------------------------------------
  TOTAL REVENUE                           $  13,462    $   6,916    $  28,864    $  21,183

EXPENSES
  Operating expenses                      $  (6,678)   $  (6,331)   $ (20,247)   $ (18,398)
  Interest and other income                     990        1,795        4,928        3,971

DIVISION OPERATING PROFIT
  (incl. interest and other income)       $   7,774    $   2,380    $  13,545    $   6,756

For the quarter ended September 30, 2006, revenue in the Alternative Fuels
Division was $13.5 million as compared to $6.9 million during the same period in
2005. During the third quarter of 2006, the division's production increased primarily as a result of an increase at its land-fill gas ("LFG"] facilities, and from the EFW facility. Revenue at EFW increased due to greater production in the quarter as compared to the same period in 2005. The division reported lower revenue from its US operations as a result of a stronger Canadian dollar.

Revenue from the St. Leon facility consists of liquidated damages earned by the
St. Leon facility and is included in other revenue. While all the wind turbines at the facility have been constructed and commissioned, completion of the project under She turnkey construction contract has been delayed due to a number of technical concerns which remain to be addressed by the prime contractor,
Vestas-Canadian Wind Technology, Inc. ("Vestas"). As a result of receiving the liquidated damages from Vestas, all earnings from electricity sales, after deducting certain costs, are payable to Vestas to the time of commercial operation, as defined in the turnkey construction contract.

For the nine months ended September 30, 2006, revenue was $28.9 million as compared to $21.2 million during the same period in 2005. Revenue increased due to the inclusion of the St. Leon facility in the third quarter results, and increased energy generated and higher waste processed at the EFW facility in the period as compared to the same period in 2005. The division reported lower revenue from its US operations as a result of a stronger Canadian dollar.

For the quarter ended September 30, 2006, operating expenses were $6.7 million as compared to $6.3 million during the same period in 2005. The increase in operating expenses for the quarter was primarily the result of the integration of operations of the St. Leon facility at the end of the second quarter of 2006 as compared to the same period in 2005.

For the nine months ended September 30, 2006, operating expenses were $20.2 million as compared to $18.4 million during the same period in 2005. The increase in operating expenses

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for the quarter was primarily the result of the purchase of the St. Leon facility, increased fuel related costs of $1.1 million at the Fund's LFG facilities and an increase in repair and maintenance costs of $0.7 million for the division as compared to the same period in 2005. The division reported lower operating expenses, in Canadian dollars, from its US operations as a result of a stronger Canadian dollar.

The Fund earned lower interest and other income on its investments within the
Alternative Fuels Division during the third quarter of 2006 and for the nine months ended September 30, 2006, as compared to during the same periods of 2005, primarily as a result of the acquisition of AirSource and consequently consolidating AirSource into the Fund accounts resulting in a reduction of $1.3 million in other income for the quarter. Included in other income for the quarter was $0.5 million related to the recognition of a receivable associated with the generation of landfill gas production tax credits.

For the quarter ended September 30, 2006, operating profit was $7.8 million as compared to $2.4 million during the same period in 2005. Operating profit for the nine months ended September 30, 2006 was $13.5 million as compared to $6.8 million during the same period in 2005. Improvements continue to be made in the
Fund's EFW and LFG facilities but operating profit were still below management's expectations for the quarter and nine months ended September 30, 2006.

OUTLOOK

For the remainder of 2006, the Alternative Fuels Division will continue with initiatives in place to improve availability and overall performance of the LFG facilities, with the first phase of the initiative planned for completion by the end of the fourth quarter.

At the EFW facility, as part of the recovery action plan, component replacements will be partially completed during the fourth quarter, slightly behind schedule due to equipment delivery delays. The replacement of these components are expected to provide improved equipment availability and related improvements in production levels in both waste processing and power generation starting in the first quarter of 2007.

The Fund's recently acquired St. Leon facility is expected to meet management's expectations during the fourth quarter of 2006. During the fourth quarter of
2006, the Fund will continue to integrate the operations of the St. Leon facility into the Alternative Fuels Division.

                                                            Third Quarter Report
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[LOGO OMITTED] INFRASTRUCTURE DIVISION

                                        THREE MONTHS ENDED      NINE MONTHS ENDED
                                            SEPTEMBER 30           SEPTEMBER 30
                                           2006        2005        2006        2005
------------------------------------------------------------------------------------

NUMBER OF
  Waste-water customers                  28,747      23,635      28,747      23.635
  Water distribution customers           32,162      24,518      32,162      24,518

REVENUES
  Waste-water and water distribution   $  9,564    $  8,031    $ 26,866    $ 20,870

EXPENSES
  Operating expenses                   $ (4,068)   $ (2,970)   $(11,285)   $ (8,437)
  Other income                               10           6          36          23

DIVISION OPERATING PROFIT
(incl. other income)                   $  5,506    $  5,067    $ 15,617    $ 12,456

For the quarter ended September 30, 2006, revenue in the Infrastructure Division increased to $9.6 million as compared to $8.0 million during the same period in
2005. The increase in revenue for the third quarter was primarily due to the inclusion of the Rio Rico facility purchased in December 2005, continued organic growth at existing facilities as well as average water consumption in the region during 2006 as compared to 2005, which was below average. The division reported lower revenue, in Canadian dollars, from its operations as a result of a stronger Canadian dollar, which partially offset the increases noted above.

The growth in the division's waste-water and water distribution customer base includes organic growth of 7.5% for the quarter ended September 30, 2006. The remaining increase in customers results from the inclusion of the Rio Rico facility (located in Arizona) which was purchased on December 2, 2005. Overall, the Rio Rico facility generated additional revenue of approximately $1.0 million during the third quarter of 2006.

Revenue for the nine months ended September 30, 2006 increased to $26.9 million from $20.9 million during the same period in 2005. The increase in revenue for the nine months ended September 30, 2006 was the result of the reasons indicated
in the discussion of the quarterly results above. The new facilities generated
$3.1 million during the nine months ended September 30, 2006.

For the quarter ended September 30, 2006, operating expenses were $4.1 million as compared to $3.0 million during the same period in 2005. For the nine months ended September 30, 2006, operating expenses were $11.3 million as compared to
$8.4 million during the same period in 2005. The increase in operating expenses was primarily due to the inclusion of the operating costs of the Rio Rico facility of approximately $0.5 million during the third quarter of 2006 and $2.0 million during the first nine months of 2006 as compared to $nil during the same periods of 2005. The division reported lower expenses from its operations as a result of a stranger Canadian dollar, which partially offset the increases.

For the quarter ended September 30, 2006, operating profit increased to $5.5 million as

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Third Quarter Report
--------------------------------------------------------------------------------

compared to $5.1 million during the same period in 2005. Operating profit for the nine months ended September 30, 2006 increased to $15.6 million from $12.5 million during the same period in 2005. Operating profit met management's expectations for the quarter ended September 30, 2006.

OUTLOOK

In the fourth quarter of 2006, strong performance is expected, particularly at the water distribution facilities in Arizona due to the historical strong residential customer growth rales in the Fund's service areas. The current rate of growth in the areas that the Fund's Infrastructure Division operates is expected to stabilize during the remainder of 2006, primarily in Arizona.

The Fund has rate cases under way for its Black Mountain and Gold Canyon facilities. The regulatory review of these rate cases is expected to be completed by the end of 2006 and mid-2007 respectively. In addition, a rate case is in progress for three facilities in Missouri, and is expected to be completed early in the second quarter of 2007. Rate cases help to ensure facilities earn a fair rate of return on capital investments, as allowed by the regulatory authority under which each facility operates. Management expects that the resolution of these rate cases will positively impact results in the Division.

Additional planned capital improvement projects are expected to occur in the
Infrastructure Division during the fourth quarter of 2006. In particular, capital improvement projects to increase water distribution capacity in the
Litchfield Park Services Company service area will occur during the fourth quarter and into 2007. These projects will help meet the expected growth in the area and satisfy the requirements of the regulatory authorities in Arizona.

The Fund continues to pursue accretive opportunities to expand the
Infrastructure Division in areas where the Fund already operates and to acquire other utilities in high growth areas in the United States.

ADMINISTRATIVE EXPENSES

                                       THREE MONTHS ENDED       NINE MONTHS ENDED
                                          SEPTEMBER 30            SEPTEMBER 30
                                          2006        2005        2006        2005
-----------------------------------------------------------------------------------

Administrative expenses               $  2,178    $  1,577    $  5,955    $  4,551
Management costs                           217         206         652         619
Gain on foreign exchange                   (66)     (2,975)     (2,329)     (1,860)
Interest expense                         6,293       4,123      15,944      12,002
Write down of fixed and intangible          --          --          --       2,721
  assets
Interest, dividend and other income        (38)         (5)        (75)        (67)
Income tax expense (recovery)              921      (1,213)     (1,281)      2,285

During the quarter ended September 30, 2006, administrative expenses increased to $2.2 million from $1.6 million as compared to the same period in 2005. The increase for the quarter is due to the added requirements to administer the
Fund, including additional staff. During the nine months ended September 30,
2006, administrative expenses increased to $6.0 million from $4.5 million. The increase for the nine months relates to the added requirements discussed above and the costs associated with several business development opportunities undertaken.

Foreign exchange gains and losses primarily represent unrealized gains or losses on US dollar denominated debt and do not impact cash available for distribution.
For the quarter ended September 30, 2006 the Fund posted a foreign exchange gain of $0.1 million versus $3.0 million

                                                            Third Quarter Report
--------------------------------------------------------------------------------

during same period in 2005. For the nine months ended September 30, 2006 the
Fund posted a foreign exchange gain of $2.3 million versus $1.9 million during same period in 2005. At the end of the third quarter, the Fund had approximately
$38.6 million in US dollar denominated debt.

For the quarter ended September 30, 2006, interest expense increased to $6.3 million as compared to $4.1 million during the same period in 2005. For the nine months ended September 30, 2006, interest expense increased to $15.9 million as compared to $12.0 million during the same period in 2005. The increase is due to increased average levels of debt during the year, in part a result of the funds borrowed to construct the St. Leon facility and a higher interest rate charged on the Fund's credit facility.

An income tax expense of $0.9 million was booked in the third quarter of 2006 as compared to an income tax recovery of $1.2 million during the same period in
2005. An income tax recovery of $1.3 million was booked in the nine months ended
September 30, 2006 as compared to an expense of $2.3 million during the same period in 2005. The recovery was the result of a reduction in expected future income taxes due to a reduction in expected future tax rates and the impact of tax losses generated by certain facilities of the Fund.

CASH AVAILABLE FOR DISTRIBUTION

                                         THREE MONTHS ENDED      NINE MONTHS ENDED
                                            SEPTEMBER 30            SEPTEMBER 30
                                            2006        2005        2006        2005
-------------------------------------------------------------------------------------

Cash flow from operating activities     $ 14,568    $ 15,682    $ 50,596    $ 38,181
Changes in working capital                 3,613       !899|         320       5,792
Operating cash flow before
 working capital changes                  18,181      14,783      50,916      43,973
  Receipt of principal on
    notes receivable                         618       1,103       2,654       4,155
  Repayment of long-term liabilities        (199)       (229)       (809)       (911)
  Maintenance capital expenditures          (865)       (577)     (2,305)     (1,578)
  Other                                     (169)       (479)       (442)       (502)
Cash available for distribution         $ 17,566    $ 14,601    $ 50,014    $ 45,137
Cash available for distribution
 per trust unit                         $   0.23    $   0.21    $   0.70    $   0.65
Distribution to unitholders             $ 17,443    $ 16,015    $ 49,474    $ 48,045
Distribution to unitholders
 per trust unit                         $   0.23    $   0.23    $   0.69    $   0.69
Average number of trust units (OO0's)     75,906      69,692      71,764      69,692

During the quarter ended September 30, 2006 the Fund generated $17.6 million in cash available for distribution as compared to $14.6 million for the same period in 2005. During the nine months ended September 30, 2006, the Fund generated
$50.0 million in cash available for distribution as compared to $45.1 million for the same period in 2005.

The Fund's distribution as a percentage of 'cash available for distribution'
("Payout Ratio") was improved to 99.3% during the third quarter of 2006 and
98.9% during the nine months ended September 30, 2006. The Fund achieved improving annual Payout Ratios of 123.4% in 2002, 106.9% in 2003, 105.8% in 2004
and 98.7% in 2005.

In prior years, the shortfalls have been funded primarily by working capital.
Should any future shortfall arise, management expects to be able to cover the difference between cash generated

                                                                              15

Third Quarter Report
--------------------------------------------------------------------------------

and cash distributed through working capital, cash on hand or its credit facility. Working capital has been built up over time from public offerings.

On a per trust unit basis, the Fund generated $0.23 of cash available for distribution during the quarter ended September 30, 2006 as compared to $0.21 during the same period in 2005. The Fund distributed $17.4 million during the quarter ended September 30, 2006 as compared to $16.0 million during the same period in 2005. For the nine months ended September 30, 2006, on a per trust unit basis, the Fund generated $0.70 of cash available as compared to $0.65 during the same period in 2005. The Fund distributed $49.5 million during the nine months ended September 30, 2006 as compared to $48.0 million during the same period in 2005.

On a per trust unit basis, the Fund maintained distributions at $0.23 for the quarter ended September 30, 2006, and $0.69 during the nine months ended
September 30, 2006, consistent with 2005.

LIQUIDITY AND CAPITAL RESERVES

For the quarter ended September 30, 2006, the Fund had $10.4 million at cash and cash equivalents. As at September 30, 2006, the Fund had negative net working capital of $32.6 million. The shortfall is primarily the result of construction costs to complete the St. Leon facility, which are now included in accrued liabilities. The Fund has adequate credit capacity to meet these requirements.

During the quarter ended September 30, 2006, the Fund incurred capital expenditures of $4.5 million, as compared to $2.7 million during the comparable period in 2005. During the nine months ended September 30, 2006, the Fund incurred capital expenditures of $17.0 million, as compared to $13.3 million during the comparable period in 2005. Capital expenditures during the quarter and nine months ended September 30, 2006 were primarily growth related expenditures in the Infrastructure Division and the planned major maintenance at the Windsor Locks facility. Capital expenditure requirements, excluding the
Fund's commitment to AirSource, are anticipated to be approximately $7.5 million during the remainder of fiscal 2006. The majority of these expenditures pertain to the Infrastructure Division and are required due to growth and to comply with regulatory requirements.

Long term debt increased to $268.4 million at September 30, 2006 as compared to
$176.6 million at September 30, 2005. Long term liabilities primarily consist of project level debt of approximately $159.8 million and an amount of $108.6 million drawn on the Fund's revolving credit facility compared to project level debt of $89 million and an amount of $88 million drawn on the Fund's revolving credit facility at the end of the third quarter at 2005. Project debt increased primarily due to the inclusion of senior debt totalling $73.3 million related to the St. Leon facility. Project debt is paid at the project level where adequate cash flows are available to fund project debt requirements and the debt is generally non-recourse to the Fund. Project debt repayments are deducted in the calculation of cash available for distribution.

The Fund has in place a $175 million revolving credit facility of which $155 million is to be used for acquisitions, investments and letters of credit and
$20 million is to be used for operating requirements. At the quarter ended
September 30, 2006, the Fund had drawn $108.6 million on its revolving credit facility in addition to letters of credit. During the quarter ended September
30, 2006, the Fund's lenders converted $30 million of the credit facility that was temporary to permanent and extended the total credit facility for a one year term to mature August 2008.

During the quarter ended September30, 2006, the Fund drew $2.8 million on its credit facility to

                                                            Third Quarter Report
--------------------------------------------------------------------------------

fund capital requirements. Subsequent to the end of the quarter, the Fund drew an additional $3.0 million on its credit facility. Since the Fund utilizes the revolving credit facility for growth capital expenditures including acquisitions, the revolving credit has been reduced in the past by the issuance of trust units and/or debentures to the public.

Subsequent to the end of the quarter, the Fund filed an amended prospectus for the sale and issue of $60.0 million in convertible debentures, resulting in net proceeds to the Fund of $57.3 million. The Fund intends to finance its capital expenditures and other commitments through working capital, its revolving credit facility and through additional trust unit and/or debenture offerings.

For the quarter ended September 30, 2006 the Fund maintained a long term debt-to-equity ratio (including long term liabilities, other long term liabilities, and convertible) of 74.2%. The exchangeable trust units issued in conjunction with the purchase of AirSource have been included in equity for purposes of this calculation. The Fund may settle the outstanding convertible debentures, at its option, in cash, or, subject to certain conditions, in Fund units. Accordingly, if the convertible debentures are excluded from debt in this calculation (included as equity the long term debt-to-equity ratio as at
September 30, 2006 would be reduced to 48.5%.

CONTRACTUAL OBLIGATIONS

Information concerning contractual obligations as of August 10, 2006 is shown below:

                                TOTAL      DUE LESS   DUE 2 TO   DUE 4 TO   DUE AFTER
                                        THAN 1 YEAR    3 YEARS    5 YEARS     5 YEARS
-------------------------------------------------------------------------------------

Long term debt obligations   $354,812   $     1,447   $112,654   $  4,612   $ 236,099
Other obligations              24,765         4,705      5,807      1,020      13,233
                             --------------------------------------------------------
Total obligations            $379,577   $     6,152   $118,461   $  5,632   $ 249,332

Long term obligations normally include regular payments related to long term debt and other obligations. These payments are included as a reduction to cash available for distribution. Included in the other obligations in the due less then 1 year time frame is the Fund's commitment as of October 30, 2006 of $8.6 million regarding the installation of the additional steam generation and transmission assets required for the sale of steam from the EFW facility.

UNITHOLDERS' EQUITY AND CONVERTIBLE DEBENTURES

Pursuant to the takeover bid of AirSource, on June 29, 2006, 2,099,261 Fund trust units were issued. In addition, Algonquin Air Source issued trust units, which are exchangeable into 3,789,373 Fund trust units at the holder's option.
As Algonquin AirSource trust units provide the holder with distribution privileges equivalent to what they would receive if the trust units converted into Fund trust units, the Fund effectively issued, on a fully diluted basis,
5,888,634 trust units on June 29, 2006.

As at September 30, 2006, the Fund had 72,554,551 issued and outstanding trust units with a total of 76,068,642 trust units issued and outstanding on a fully diluted basis. During the quarter ended September 30, 2006, a further 283,717
Fund trust units and 206,818 exchangeable units were issued to acquire the remaining un-tendered AirSource units, in conjunction with the takeover bid and
478,128 trust units were issued as a result of Algonquin AirSource trust units being exchanged.

In 2004, the Fund issued 85,000 convertible unsecured debentures at a price of
$1 for each debenture. The debentures bear interest at 6.65% per annum and are convertible into trust units

                                                                              17

Third Quarter Report
--------------------------------------------------------------------------------

of the Fund at the option of the holder at a conversion price of $10.65 per trust unit, being a ratio of approximately 93.9 trust units for each $1 principal. The debentures may not be redeemed by the Fund prior to July 31,
2007. As at September 30, 2006, there were 84,980 convertible debentures outstanding as a result of the conversion of certain debentures into units.

As discussed in the liquidity and capital reserve section, subsequent to the end of the quarter, the Fund issued 60,000 convertible unsecured debentures at a price of $1 for each debenture maturing on November 30, 2016. The debentures bear interest at 6.2% per annum and are convertible into trust units of the Fund at the option of the holder at a conversion price of $11.00 per trust unit, being a ratio of approximately 90.9 trust units for each $1 principal. The debentures may not be redeemed by the Fund prior to November 30, 2010.

DEALINGS WITH ALGONQUIN POWER GROUP

Companies related to the Manager provide operations and technical services on a cost-recovery basis. Two of these companies meet the definition of a variable interest entity ("VIE"), and are consolidated with the Fund. As such, any inter-company balances with respect to these companies have been eliminated.

In addition, the Fund's head office premises are leased from an entity related to the Manager. Details are outlined in note 6 of the Fund's unaudited consolidated financial statements for the quarter ended September 30, 2006.

When appropriate for use in its operations, the Fund utilizes chartered aircraft, including the use of an aircraft owned by an affiliate of the Manager.
The Fund entered into an agreement for the Fund's business use of this aircraft.
Under the terms of this arrangement, the Fund will have priority access to make use of the aircraft for a specified number of hours at a cost equal solely to the third party direct operating costs incurred when flying the aircraft; such direct operating costs do not provide the affiliate with any profit or return on or of the capital committed to the aircraft.

RISK MANAGEMENT

There are a number of risk factors relating to the business of the Fund. Some of these risks include the dependence upon Fund businesses, regulatory climate and permits, US versus Canadian dollar exchange rates, tax related matters, commodity prices, gross capital requirements, labour relations, reliance on key customers and environmental health and safety considerations. A more comprehensive assessment of the Fund's business risks is set out in the 2005
Annual Information Form.

The Fund is entirely dependant upon the operations and assets of the Fund businesses. Accordingly, distributions to unitholders are dependent upon the profitability of each of the Fund businesses. This profitability could be impacted by equipment failure, the failure of a major customer to fulfill its contractual obligations under its power purchase agreement, reductions in average energy prices, a strike or lock-out at a facility and expenses related to claims or cleanup to adhere to environmental and safety standards. These risks are mitigated through the diversification of the Fund's operations, both operationally (Hydro, Cogeneration, Alternative Fuels and Infrastructure) and
geographically (Canada and US), the use of regular maintenance programs, maintaining adequate insurance and the establishment of reserves for expenses.
In addition, the Fund's existing long term power purchase agreements minimize the risk of reductions in average energy pricing.

Profitability of the Fund businesses will be in part dependent on regulatory climates. In the case of some hydroelectric facilities, water rights are generally owned by government who reserve

                                                            Third Quarter Report
--------------------------------------------------------------------------------

the right to control water levels which may affect revenue. The water distribution and waste-water facilities are highly regulated and are subject to rate settings by state regulators. Management continually works with these authorities to manage the affairs of the business.

The hydroelectric operations of the Fund are impacted by seasonal fluctuations.
These assets are primarily "run-of-river" and as such fluctuate with the natural water flows. During the winter and summer periods, flows are generally lower while during the spring and fall periods flows are higher. The ability of these assets to generate income may be impacted by changes in water availability changes or other material hydrologic events within a watercourse. It is, however, anticipated that due to the geographic diversity of the facilities, variability of total revenues will be minimized.

The strength and consistency of the wind resource will vary from the estimate set out in the initial wind studies that were relied upon to determine the feasibility of the Facility. If weather patterns change or the historical data proves not to accurately reflect the strength and consistency of the actual wind, the assumptions underlying the financial projections as to the amount of electricity to be generated by the facility may be different and distributable cash could be impacted.

There remain certain completion risks associated with the St. Leon facility.
Although the wind turbines are operational, there are certain deficiencies that must be completed in order to finalize the project. Management is working with
Vestas to resolve these deficiencies.

Currency fluctuations may affect the cash flows the Fund would realize from its operations, as certain of the Fund businesses sell electricity in the United
States and receive proceeds from such sales in US dollars. Such Fund businesses also incur costs in US dollars. The Fund attempts to manage this risk through the use of forward contracts. At the quarter ended September 30, 2006, the Fund had forward contracts to sell US dollars for fiscal 2006 to fiscal 2010 totalling US$ 73.1 million carrying an average rate of $1.33. The Fund generally follows hedge accounting to account for these transactions. The Fund's policy is not to utilize derivative financial instruments for trading or speculative purposes.

The Fund has a credit facility and project specific debt of approximately $268.4 million. In the event that the Fund was required to replace these facilities with borrowings having less favourable terms or higher interest rates, the level of cash generated for distribution may be negatively impacted. The Fund attempts to manage the risk associated with floating rate interest loans through the use of interest rate swaps. The Fund has a fixed for floating interest rate swap on its AirSource project specific debt until September 2015 in the notional amount of $73.3 million in order to minimize volatility in the interest expense on this debt facility. The Fund has effectively fixed its interest expense on its senior debt facility at 5.47%. At September 30, 2006 the interest rate swap had a value of $2.1 million.

The cash available for distribution generated from several of the Fund's facilities are subordinated to senior debt. In the event that there was a breach of covenants or obligations with regards to any of these particular loans which was not remedied, the loan could go into default which could result in the lender realizing on its security and the Fund losing its investment in such facility. The Fund actively manages its operations to minimize the risk of this possibility.

Changes to income lax laws and the current tax treatment of mutual fund trusts could negatively impact the Fund. Although the Fund is of the view that it currently qualifies under current

                                                                              19

Third Quarter Report
--------------------------------------------------------------------------------

legislation as a mutual fund trust, there can be no assurance that the legislation will be changed in the future or that Canada Revenue Agency ("CRA")
will agree with this position, if the Fund ceases to qualify as a mutual fund trust, the return to unitholders may be adversely affected.

On October 31, 2006, the Minister of Finance announced proposals to impose a tax on distributions from certain publicly traded income trusts and partnerships and subsequently released a Notice of Ways and Means Motion in that regard, (the
"SIFT Proposals"). The SIFT Proposals wilt apply to "specified investment flow-throughs" which will include trusts resident in Canada whose units are listed on a stock exchange or other public market if the trust holds one or more
"non-portfolio properties". Based on the SIFT Proposals, the Fund is a specified investment flow through entity ("SIFT"). As a SIFT the Fund will not be entitled to any deduction in computing its income in respect of any part of its distributions to Unitholders that are attributable either to a business it carries on in Canada or to income (other than dividends from taxable Canadian corporations] from, or capital gains in respect of, non-portfolio properties
("non-portfolio earnings"). Non-portfolio properties include investments in a
"subject entity". The main kinds of subject entities are corporations and trusts resident in Canada and partnerships which meet certain residence related criteria. A subject entity will be a non-portfolio property if the Fund holds securities of the entity that have a fair market value that is greater than 10%
of the entity's equity value or more than 50% of the equity value of the Fund is attributable to the subject entity and affiliated entities.

Starting with the 2011 taxation year, a SIFT will be subject to tax in respect of non-portfolio earnings which it distributes at a rate that is equivalent to the federal general corporate tax rate plus 13% on account of provincial tax.
Any non-portfolio earnings distributed by a SIFT will be taxable to the unitholder as if the distribution were a taxable dividend from a taxable
Canadian corporation and will be deemed to be an "eligible dividend" eligible for the enhanced gross-up and tax credit under the draft legislation released by the Minister of Finance on October 16, 2006.

No assurance can be given as to whether the SIFT Proposals wilt be enacted as proposed. The SIFT Proposals did not include draft legislation and no assurance can be given as to the precise form that the SIFT Proposals will take if and when enacted. If the SIFT Proposals apply to the Fund in 2011 and, provided the corporate rate reductions and the enhanced dividend and tax credit proposals are enacted as proposed, it is anticipated that generally the tax paid by the Fund and a Unitholder who is a taxable Canadian resident individual on distributed non-portfolio earnings would be substantially equivalent to the tax that would be payable on such distributions by such Unitholders if the SIFT Proposals were not enacted. However, no assurance can be given in this regard. Non-resident
Unitholders and Canadian resident Unitholders which are exempt from tax would be negatively affected by the application of the SIFT Proposals if enacted as proposed based on the Fund's current investments.

Although the Fund is of the view that all expenses being claimed by the Fund are reasonable and that the cost amount of the Fund's depreciable properties have been correctly determined, there can be no assurance that CRA or the Internal
Revenue Service will agree. A successful challenge by either agency regarding the dedutibility of such expenses or the correctness of such cost amounts could impact the return to unitholders.

The Fund's water distribution and waste-water utilities may be located within areas of the United Stales experiencing high growth. These utilities may have an obligation to service new residential, commercial and industrial customers.
While expansion to serve new customers will likely result in increased future cash flows, it may require significant capital commitments in the

                                                            Third Quarter Report
--------------------------------------------------------------------------------

immediate term. Accordingly, the Fund may be required to access capital markets or obtain additional borrowings to finance these future construction obligations.

The Fund has fixed the price of its natural gas exposure at the EFW facility until 2007. The EFW facility is the Fund's only natural gas exposure as all other facilities have pass through provisions in their energy agreements.
Natural gas at the EFW facility will be re-contracted on a rolling basis.

The Fund maintains adequate insurance on all of its facilities. This includes property and casualty, boiler and machinery, and liability insurance.

QUARTERLY FINANCIAL INFORMATION

The following is a summary of unaudited quarterly financial information for the two years ended September 30, 2006.

Millions of dollars except per trust unit amounts

                                  4TH          1ST         2ND         3RD
                              QTR 2005    QTR 2006    QTR 2006    QTR 2006      TOTAL
--------------------------------------------------------------------------------------

Revenue                       $   50.9    $   49.5    $   47.1    $   51.1    $  198.6
Net earnings                       8.9         7.3        13.8         5.0        35.0
Net earnings per trust unit       0.13        0.11        0.20        0.07        0.51
Total Assets                     823.8       839.0     1,030.0     1,024.2     1,024.2
Long term debt                   271.5       300.1       376.6       379.6       379.6
Distribution per trust unit       0.23        0.23        0.23        0.23        0.92

                                   4TH         1ST         2ND         3RD
                              QTR 2004    QTR 2005    QTR 2005    QTR 2005       TOTAL
--------------------------------------------------------------------------------------

Revenue                       $   40.7    $   40.6    $   45.0    $   42.8    $  169.1
Net earnings                      (0.1)        1.8         1.6         9.5        12.8
Net earnings per trust unit       0.00        0.03        0.02        0.14        0.19
Total Assets                     824.8       813.1       822.1       838.2       838.2
Long term debt                   226.2       235.6       261.8       286.8       286.8
Distribution per trust unit       0.23        0.23        0.23        0.23        0.92

The quarterly results are impacted by various factors including seasonal fluctuations and acquisition of facilities as noted in this Management's
Discussion and Analysis.

                                                                              21